

March 2, 2022

Corrado De Gasperis
Chief Executive Officer
Comstock Mining, Inc.
117 American Flat Road
Virginia City, NV 89440

> **Re: Comstock Mining, Inc.**
> **Form 10-K for the year ended December 31, 2020**
> **Filed March 10, 2021**
> **Form 10-Q for the quarterly period ended September 30, 2021**
> **Filed November 9, 2021**
> **Response dated February 2, 2022**
> **File No. 001-35200**

Dear Mr. De Gasperis:

We have reviewed your February 2, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 23, 2021 letter.

Form 10-Q for the quarterly period ended September 30. 2021

Item 1. Financial Statements
2. Acquisition and Investments, page 16

1.   Please refer to comment 4 in our letter dated December 23, 2021. Based on the information provided at Exhibit A of your letter dated February 2, 2022, it appears that summarized financial information for your equity method investments in the aggregate was required in your financial statements for the quarter ending September 30, 2021. Rule 8-03(b)(3) of Regulation S-X requires summarized information if the significance of any individual or any combination of investees exceeds the 20% thresholds using any of

the three tests in Rule 1-02(w) of Regulation S-X. Additionally, ASC 323-10-50-3c states that summarized information may be necessary if equity method investments are material in relation to the financial position and results of operations of an investor. Please revise your disclosures accordingly. Please also disclose which investments are accounted for using a lag basis.

5. Assets Held for Sale, page 23

2.   We note your response to prior comment 5 does not adequately explain how the Silver Spring properties continue to qualify for the exception to the one-year requirement after more than two years have passed since the asset group was classified as held for sale. Please provide a detail analysis of ASC 360-10-45-11(c) that clearly describes the events or circumstances that arose during the two year period that contributed to the delay in sale and the specific actions you have taken to respond to these events or circumstances to allow you to conclude that the properties continue to be available for immediate sale in its present condition and that the sale continues to be probable. Please further describe any price reductions or renegotiations with Sierra Springs and the reasons why you believe the price continues to be reasonable in relation to the fair value of the Silver Spring properties.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations Comparative Financial Information, page 51

3.   We note your response to prior comment 7. Please explain how the one-time $812,500 contribution payment was originally recorded and identify its location and balance in the balance sheet as of September 30, 2021. In addition, please explain why the full amount of this capital contribution payment was recognized immediately against expenses whereas your recurring monthly and annual capital contributions are recognized over the term of the operating agreement on a straight line basis.

You may contact Brian McAllister at (202) 551-3341 or Craig Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation